Exhibit (a)(7)

                                                      August ___, 2001


Dear Employees:

         We are pleased to inform you that we successfully concluded the offer to exchange outstanding options to purchase ordinary shares of VocalTec for new options (the "Offer"). The new options will have an exercise price equal to one hundred percent (100%) of the fair market value of the ordinary shares on the date of grant (as specified in the next paragraph), which will be equal to the closing price of the ordinary shares last reported by Nasdaq prior to the date of grant, or higher in any jurisdiction where a higher price is required in order to qualify such options for favorable tax or accounting treatment (the "New Options"). The terms and conditions of the Offer are set forth in the Offer to Exchange, dated July 5, 2001, the related Memorandum to Employees dated July 5, 2001, the Election Form and the Form of Notice of Change in Election (the "Offer Documents").

         The Offer expired on August 3, 2001 and options to purchase a total of 922,387 of VocalTec's ordinary shares were tendered by employees who elected to participate in the Offer in accordance with the terms and conditions of the Offer as set forth in the Offer Documents that you have received. VocalTec will grant the New Options in exchange for the options accepted for exchange on or around February 6, 2002 and no later than February 23, 2002.

         If you elected to participate in the Offer and tendered some or all of your options, you are entitled to receive New Options to purchase eighty percent (80%) of the number of shares of VocalTec as were underlying the options that you tendered, subject to the terms and conditions of the Offer.

                  For your convenience we have attached a report detailing the number and details of the options you have tendered under the Offer and the number and details of the options you did not tender under the Offer. Please review this report and contact Galia Bachar, Director of Human Resources, at telephone number (+972) 9-970-8510, fax number (+972) 9-970-7868 with any questions.


                                                     Sincerely,


                                                     Hugo Goldman

                                                     Chief Financial Officer